Exhibit 99.51

Acreage Holdings Reports Fiscal Third Quarter 2018 Financial Results

New York City, NY - Nov. 29, 2018 - Acreage Holdings, Inc. (“Acreage” or “we”) (CSE: ACRG.U) reported on behalf of its subsidiary High Street Capital Partners, LLC (d/b/a Acreage Holdings) (“Acreage Holdings”) the unaudited financial results of Acreage Holdings’ fiscal third quarter ended September 30, 2018. Financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) and management’s discussion and analysis for the period have been filed on Acreage’s SEDAR profile at www.sedar.com.

Third Quarter and YTD Highlights

•	Acreage Holdings reported third quarter revenue of $5.5 million, up 160% versus the prior year period, and year-to-date revenue of $10.6 million, up 92% versus the prior year period.
•	On a pro-forma basis*, revenue for the third quarter was $19.3 million, and year-to-date was $54.2 million.
•	Acreage Holdings reported third quarter gross profit, excluding fair value items, of $1.9 million, up 118% versus the prior year period, and year-to-date gross profit, excluding fair value items, of $3.8 million, up 76% versus the prior year period.
•	Net loss for the quarter was $4.0 million, compared to $0.7 million in the prior year period. Net loss year-to-date was $2.1 million, an improvement of 30% versus the prior year period.
•	During the three months ended September 30, 2018, Acreage Holdings opened one dispensary, in Baltimore, Maryland, bringing its open and operating dispensaries to a total of 16 as well as on track to have 23 stores opened by January 2019. With the Maryland opening, Acreage began the nationwide roll out of “The Botanist,” its flagship retail brand.
•	As of September 30, 2018, Acreage Holdings deployed over $148 million in capital in various strategic transactions.

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*Acreage issued a detailed presentation of Acreage Holdings’ fiscal third quarter results, that includes definitions and reconciliations for non-IFRS measures (see note regarding non-IFRS measures below), which can be viewed on our website at http://investors.acreageholdings.com.

“We are in the midst of a transformative moment for the U.S. cannabis industry and we have been laying the groundwork to fully leverage our unique strategic advantages - scale, operational depth, and financial strength,” said Kevin Murphy, Founder, Chairman, and Chief Executive Officer of Acreage. “Our November public listing and private placement equity raise of approximately $314 million gives us the ability to continue to expand our industry-leading footprint beyond the 18 states that we are in. These efforts have laid the foundation for us to roll out the nation’s first truly national brands in the industry. With our operational foundation now in place and the tailwinds of transformational pending legislation that we anticipate will open new cannabis markets in the U.S., we believe we are in a strong position for the future.”

Additional Operating Highlights

•	On November 28, 2018, we entered into a line of credit agreement with Patient Centric Martha’s Vineyard, Ltd. to establish a management services agreement.
•	On November 28, 2018, we entered into an agreement to purchase a third Connecticut dispensary, giving Acreage three of nine dispensary licenses in the state.
•	On November 26, 2018, we closed on the acquisition of the real estate assets of Blue Tire Holdings, LLC to begin cultivation, processing, and dispensary operations in Michigan, one of the highest per capita consumption states in the U.S.
•	On November 28, 2018, we entered in an agreement to acquire the intellectual property rights to what it believes is the largest, most diverse library of cannabis genetics in the world.
•	On November 21, 2018, we acquired one of 22 cultivation and processing licenses in Illinois.
•	In October 2018, we were awarded a provisional cultivation and manufacturing license in Oklahoma, with operations expected to begin in late 2019.
•	In September 2018, we were awarded the right to receive one of eight total dispensary licenses that will be granted in North Dakota, and have applied to receive additional licenses in North Dakota.

Earnings Call Details

Acreage Holdings will host a conference call with management on Thursday, November 29th at 5:30PM Eastern Standard Time. Please dial in at least 15 minutes ahead of time and an

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operator will register your information. The call can be accessed using the following dial-in information:

U.S. Toll Free:	888-317-6016
Canada Toll Free:	855-669-9657
International:	412-317-6016

About Acreage Holdings

Headquartered in New York City, Acreage Holdings is the largest vertically integrated, multi-state owner of cannabis licenses and assets in U.S. states with respect to number of states with operating licenses. Acreage has operating licenses in 18 states with an aggregate population of more than 165 million Americans and an estimated 2022 total addressable market of $12 billion in legal cannabis sales, according to Arcview Market Research. Acreage is dedicated to building and scaling operations to create a seamless, consumer-focused branded cannabis experience.

Non-IFRS Measures

The detailed presentation referenced above contains tables that reconcile our results of operations reported in accordance with IFRS to adjusted results that exclude the impact of certain items identified as affecting comparability (non-IFRS). We use pro-forma revenue, among other measures, to evaluate our actual operating performance and for planning and forecasting future periods. We believe that the adjusted results presented provide relevant and useful information for investors because they clarify our actual operating performance, make it easier to compare our results with those of other companies and allow investors to review performance in the same way as our management. Since these measures are not calculated in accordance with IFRS, they should not be considered in isolation of, or as a substitute for, our reported revenue as indicators of our performance, and they may not be comparable to similarly-named measures from other companies.

Forward Looking Statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein are forward-looking information, including, for greater certainty, statements regarding expanding our industry-leading footprint, rolling out a national brand, pending legislation, opening of new cannabis markets and the commencement of Oklahoma operations in 2019.

Generally, forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “proposed”, “is expected”,

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“budgets”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. There can be no assurance that such forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking information. This forward-looking information reflects the Company’s current beliefs and is based on information currently available to the Company and on assumptions the Company believes are reasonable. These assumptions include, but are not limited to: market acceptance and approvals. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information. Such risks and other factors may include, but are not limited to: general business, economic, competitive, political and social uncertainties; general capital market conditions and market prices for securities; delay or failure to receive board or regulatory approvals; the actual results of future operations; competition; changes in legislation affecting the Company; the timing and availability of external financing on acceptable terms; and lack of qualified, skilled labor or loss of key individuals. A description of additional assumptions used to develop such forward-looking information and a description of additional risk factors that may cause actual results to differ materially from forward-looking information can be found in the Company’s disclosure documents, such as the Company’s listing statement filed on November 14, 2018, on the SEDAR website at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained in this news release is expressly qualified by this cautionary statement. The forward-looking information contained in this news release represents the expectations of the Company as of the date of this news release and, accordingly, is subject to change after such date. However, the Company expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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Investor Contact:

Steve West
 investors@acreageholdings.com

Media Contact:
Howard Schacter
646-502-9820

h.schacter@acreageholdings.com

Communications Contact:

Jon Goldberg

KCSA Strategic Communications
212-896-1282

acreage@kcsa.com

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